UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Silicon Graphics International Corp.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	000-51333 (Commission file Number)	32-0047154 (IRS Employer Identification Number)
900 N. McCarthy Blvd., Milpitas, CA 95035 (Address of principle executive offices, including zip code)
Jennifer W. Pileggi; Phone: (669) 900-8102 (Phone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosures:
SGI has concluded in good faith that during 2013:

a)
SGI has manufactured or contracted to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as 3TGs, for “conflict minerals[1]”) are necessary to the functionality or production of such products.

b)
Based on a “reasonable country of origin inquiry,” SGI has reason to believe that a portion of its necessary 3TGs may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and has reason to believe that those necessary 3TGs may not be from recycle or scrap sources, but it is currently unknown if those 3TG’s finance conflict.

A.	Description of SGI’s Reasonable Country of Origin Inquiry (RCOI):
SGI’s reasonable country of origin inquiry (RCOI) employed a combination of measures to determine whether the necessary 3TGs in SGI products originated from the Covered Countries. SGI’s primary means of determining country of origin of necessary 3TGs was to conduct a supply chain survey with direct suppliers using the EICC-GeSI Conflict Minerals Reporting Template.
This supply chain survey and the conflict minerals program as a whole are continuing to be developed and implemented with the assistance of our service provider, Assent Compliance.
As a result of the reasonable country of origin inquiry conducted as described above, to date approximately 39% of SGI suppliers who contribute necessary 3TGs have provided a response to the supply-chain survey.
Below is a summary of the information collected from all supply-chain respondents:

Factor	Estimated Percentages
A. Supplier Responses	39%
Suppliers with 3TGs Declared	79% of respondents above
Suppliers with 3TGs from the DRC	11% of respondents above
Suppliers with no 3TGs Declared	10% of respondents

B. No Response	50%
C. Suppliers deemed Out of Scope	11%
Currently, only about 11% of respondents have declared that their 3TGs come from the DRC but it is currently unknown whether they finance conflict.
In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 ("Rule 13p-1"), SGI has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report, and both reports are posted to a publically available Internet site at: http://investors.sgi.com/sec.cfm.

Item 1.02     Exhibits
SGI has included its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2     Exhibits
Item 2.01     Exhibits
Exhibit 1.02    Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

[1] The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON GRAPHICS INTERNATIONAL CORP.

Dated: May 30, 2014	By:	/s/ JORGE TITINGER
Jorge Titinger President and Chief Executive Officer